September 26, 2007

Mail Stop 3561

By U.S. Mail and facsimile at 402.501.2112

Mr. James R. Young
Chief Executive Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

> **Re:** **Union Pacific Corporation**
> **Definitive 14A**
> **Filed March 28, 2007**
> **File No. 001-06075**

Dear Mr. Young:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Consideration of Director Nominees, page 6

1. Please provide a summary of the procedural and substantive requirements, as set forth by the bylaws, for director recommendations submitted by shareholders. Refer to Item 407(c)(2)(ii) of Regulation S-K.

Director Compensation in Fiscal Year 2006, page 13

2. The statement on page 13 relating to the "stated preference of the SEC" is not clear. Clarify the reference to the SEC's "preference." Refer also to similar disclosure that appears under the "Company Grant Practices" subsection on page 34.

Non-Employee Director Compensation in Fiscal Year 2006, page 13

3. For each director, disclose by footnote to the stock awards column the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Policy and Procedures with Respect to Related Party Transactions, page 16

4. It appears that both the Audit Committee and the Corporate Governance and Nominating Committee review related party transactions. Please explain how the two committees share responsibility for that review. Refer to Item 404(b) of Regulation S-K.

Competitive Market Review, page 28

5. If you have benchmarked different elements of your compensation against different benchmarking groups, please disclose the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year. To the extent actual compensation was outside a targeted percentile range, please explain why.

Compensation Mix, page 28

6. We note your discussion of your targeted mix of equity compensation. Please disclose how the company assesses retention risk and the procedures by which an executive's equity compensation mix is altered when risk is perceived. See Item 402(b)(1)(v) of Regulation S-K.

Mr. James R. Young
Union Pacific Corporation
September 26, 2007
Page 3

Tally Sheets, page 29

7. As appropriate, please add disclosure addressing the Committee's analysis of the
    information contained in the tally sheets and how the evaluation of this
    information resulted in specific awards for the fiscal year or modifications to the
    manner in which you implement your compensation program. See Item
    402(b)(1)(vi) of Regulation S-K.

Compensation Elements, page 29

8. Please disclose more fully how you arrived at and why you paid each of the
    particular levels and forms of compensation for 2006. For example, you provide
    little, if any, analysis of how you set the total amount of cash available for
    distribution in the incentive pool or how the evaluation of corporate and
    individual performance resulted in the specific payouts set forth in column (d) of
    the Summary Compensation Table. Provide a description of the specific levels of
    achievement of each named executive officer relative to the corporate
    performance as well as any additional information pertaining to each individual's
    performance that the Committee considered in determining specific payout levels
    for 2006. Similarly, you have provided limited analysis of how you determined
    the number of stock options and restricted stock granted in 2006. Please disclose
    the specific factors you considered in ultimately approving particular pieces of
    each named executive officers' compensation package and describe the reasons
    why the Committee believes that the amounts paid to each named executive
    officer are appropriate in light of the various items it considered in making
    specific compensation decisions.

9. Please provide sufficient quantitative and qualitative analysis of the factors the
    Committee considered in making specific compensation awards. See Item
    402(b)(1)(v) of Regulation S-K.

Annual Cash Bonus, page 29

10. Although you state that you do not use targets, it is not clear how the internal
    measure of average network velocity and annual operating income growth that
    you use to calculate the funding of the incentive pool differ from specific items of
    corporate performance that you are required to disclose under Item 402(b)(2)(v).
    Accordingly, please disclose the actual quantitative and qualitative measures of
    corporate performance that you correlate with the earning of bonus compensation.
    To the extent you believe that such disclosure is not required because it would
    result in competitive such that you may omit the disclosure under Instruction 4 to
    Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis
    supporting your conclusion and provide appropriate disclosure under Instruction
    4. General statements regarding the level of difficulty or ease associated with

achieving corporate goals are generally not sufficient. In discussing how difficult it will be for the company to achieve the performance objectives, please provide as much detail as necessary without providing information that would result in competitive harm.

Performance Stock Units, page 31

11. We note that the company's long-term incentive compensation program utilized non-overlapping performance periods prior to its restructuring in 2006. To the extent that the performance periods ended in 2006, or will end subsequent to 2006, please disclose the applicable performance targets. Refer to the immediately preceding comment for additional guidance.

Summary Compensation Table, page 41

12. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release 33-8732A. In this regard, please provide a more detailed analysis of how and why Mr. Young's compensation differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis. Provide similar disclosure as it relates to Mr. Davidson.

13. Please revise footnote (a) to explicitly state that the amounts recognized have been calculated in accordance with FAS 123R, rather than "applicable accounting standards." Please make similar revisions to footnotes (c) and (e) of the Non-Employee Director table, footnote (b) of the Grants of Plan-Based Awards table, and elsewhere as appropriate.

Potential Payments Upon Termination, Change in Control or Death or Disability, page 51

14. Where appropriate, please disclose how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor